SECURITIES AND EXCHANGE COMMISSION

                                                WASHINGTON, D.C. 20549

                                                     SCHEDULE 13G

                                      Under the Securities Exchange Act of 1934

                                                 Genicom Corporation
                   -------------------------------------------------------------
                                                   (Name of Issuer)

                                                     Common Stock
                   -------------------------------------------------------------

                                            (Title of Class of Securities)

                                                      372282103
                   -------------------------------------------------------------
                                                    (CUSIP NUMBER)

                                                  Kenneth B. Funsten
                                                  121 Outrigger Mall
                                               Marina del Rey, CA 10992

                              (Name, Address and Telephone Number of Person
                           Authorized to Receive Notices and Communications)

                                            - with copies to -


                                          Michael G. Tannenbaum, Esq.
                               Newman Tannenbaum Helpern Syracuse & Hirschtritt
                                         900 Third Avenue - 13th Floor
                                            New York, New York 10022
                                                (212) 508-6700

                                                 September 8, 1998
                                            (Date of event which requires
                                              filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1-(b)

                  |X| Rule 13d-1-(c)

                  |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                 Page 1 of 6 Pages

CUSIP No. 372282103

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    Kenneth B. Funsten

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

a.

b.

3.  SEC Use Only

4.  Citizenship or Place of Organization:   USA

Number of Shares   5.  Sole Voting Power 582,500 Shares

  Beneficially
   Owned by        6.  Shared Voting Power           0
   Each
   Reporting       7.  Sole Dispositive Power 582,500 Shares
   Person
   With            8.  Shared Dispositive Power     0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person 582,500 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row 9 5.04% of Common Stock
12. Type of Reporting Person (See Instructions)  IN


                                                 Page 2 of 6 Pages

CUSIP No. 372282103

Item 1(a)         Name of Issuer:

Genicom Corporation

Item 1(b)         Address of Issuer:

14800 Conference Center Dr.
Suite 400 Westfields
Chantilly, VA 20151-3820

Item 2(a)         Name of Person Filing:

Kenneth B. Funsten

Item 2(b)         Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

121 Outrigger Mall
Marina del Rey, CA 10992

Item 2(c)         Citizenship:

         USA

Item 2(d)         Title of Class of Securities:

         Common Stock

Item 2(e)         CUSIP Number:

         372282103

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                                                 Page 3 of 6 Pages

CUSIP No. 372282103


a.  |_| Broker or dealer registered under Section 15 of the Act,
b.  |_| Bank as defined in Section 3(a)(6) of the Act,
c.  |_| Insurance Company as defined in Section 3(a)(19) of the Act,
d. |_| Investment Company registered under Section 8 of the Investment Company Act,
e.  |_| Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. |_| Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
g.  |_| Parent Holding Company or Control Person, in accordance with
        Rule 13d-1(b)(ii)(G); (Note:  see Item 7)
h. |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.  |_| A  church  plan  that  is   excluded   from  the
        definition  of an  investment  company  under section
        3(c)(14) of the Investment Company Act of 1940;
j.  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to ss.240.13d-1(c), check this box |X|.

Item 4   Ownership:

         (a)      Amount Beneficially Owned:

                  As of September 14, 1998, 582,500 Shares were beneficially owned by the filing person on behalf of himself individually and in his capacity as investment advisor and/or general partner for a number of private investment vehicles.

         (b)      Percent of Class:  5.04%

         (c)      Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                       582,500 shares

                  (ii) shared power to vote or direct the vote:

                       0

                 (iii) sole power to dispose or to direct the disposition of:

                       582,500 shares


                                                 Page 4 of 6 Pages

CUSIP No. 372282103


                  (iv) shared power to dispose or direct the disposition of:

                           0

Item 5            Ownership of Five Percent or Less of a Class:
------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6            Ownership of More than Five Percent on Behalf of Another
------            Person:

                  Not applicable

Item 7            Identification and Classification of the Subsidiary which
------            Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:
------

                  Not applicable

Item 9            Notice of Dissolution of Group:
------

                  Not applicable

Item 10           Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                                 Page 5 of 6 Pages

CUSIP No. 372282103


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 14, 1998
-------------------
Date


/s/ Kenneth B. Funsten
Signature


Kenneth B. Funsten
-------------------
Name/Title

                                                Page 6 of 6 Pages